File No. 0-22750
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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

[x] Form 10-QSB

For the Period Ended March 31, 2000

Part I      Registrant Information

Full Name of Registrant:     Royale Energy, Inc.

Address of Principal Executive Office (Street and Number)

                  7676 Hazard Center Drive, Suite 1500
                  San Diego, California 93108

Part II      Rules 12b-25(b) and (c)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

Part III    Narrative

The Report on Form 10-QSB for Royale Energy, Inc., (the Company) for the quarter ended March 31, 2000, is due to be filed on May 15, 2000. As of May 15, 1999, the report is not yet complete because the Company's interim financial statemetns were only recently given to the Company's management for their review and approval. The Company expects that its financial statements will be completed and its Form 10-QSB will be filed before May 22, 2000.

Part IV     Other Information

     (1) Name and telephone number of person to contact in regard to this information:

            Lee Polson            512-474-8881

     (2)    Have all other periodic reports required under section 13 or

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            15(d) of the Securities Exchange Act of 1934 or Section 30 of the
            Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

            If the answer is no, identify report(s).

                                                     [X]  Yes     [  ]  No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [  ]  Yes     [X]  No

                               Signatures

    Royale Energy, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ROYALE ENERGY, INC.


Date:May 15, 2000                     /s/ Stephen M. Hosmer
                                      --------------------------------
                                      Stephen M. Hosmer, Chief Financial
                                      Officer

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